Writer’s Direct Dial: (212) 225-2420

        E-Mail: sshalen@cgsh.com

July 13, 2006

VIA EDGAR TRANSMISSION AND VIA MESSENGER

Mr. Adé K. Heyliger

Attorney-Advisor

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington,	D.C. 20549-3628

Re:	ON Semiconductor Corporation, et. al. Schedule TO-I (File No. 005-60483)

Dear Mr. Heyliger:

By letter dated July 12, 2006, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on Amendment No. 1 the Schedule TO-I filed on July 7, 2006 (the “Amendment No. 1”) by ON Semiconductor Corporation (the “Company”) and certain of the Company’s subsidiaries. The Company is submitting herewith via EDGAR responses to the Staff’s comments and filing via EDGAR Amendment No. 2 to the Schedule TO (as amended, the “Schedule TO”).

For convenience, we have reproduced in italics below the Staff’s comments and have provided responses immediately below the comments.

Securities and Exchange Commission, p. 2

Offer to Exchange

Forward Looking Statements

1.	We reissue prior comment 2. Please revise your disclosure accordingly.

Response:

The Company has revised the disclosure on page 5 of the Offer to Exchange, dated as of June 6, 2006, as amended as of July 7, 2006 and as further amended as of July 13, 2006 (the “Offer to Exchange”), in response to the Staff’s comments. The Company also confirms that it will avoid making reference to the safe harbor protections for “forward-looking statements” of the Securities Exchange Act of 1934, as amended, in all future communications it makes in connection with the Offer.

Important Reservation of Rights Regarding the Offer, page 50

2.	We note your response to prior comment 8 and reissue the comment. Currently, it appears that you have provided a standard that a court may apply in assessing your determination, however, this remains unclear to holders. Please clarify.

Response:

The Company has revised the disclosure on page 50 of the Offer to Exchange in response to the Staff’s comments.

Material U.S. Federal Income Tax Considerations, page 83

3.	We note your response to prior comment 15. Please revise your disclosure either to remove the qualifying language or to disclose your reasons for each uncertainty.

Response:

The Company has revised the disclosure on pages 83 and 85 of the Offer to Exchange in response to the Staff’s comments.

Letter of Transmittal

4.	We reissue prior comment 16. Please confirm that you will not utilize the referenced language as a waiver of liability against security holders.

Response:

The Company confirms that it will not utilize the acknowledgment of the tendering holders that they have read the Offer to Exchange as a waiver of liability against such security holders.

*        *        *

Securities and Exchange Commission, p. 3

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 225-2420 or my colleague Chris Beatty at (212) 225-2506.

Very truly yours,

/s/ Stephen H. Shalen
Stephen H. Shalen

cc:	Pam Carmody

Securities and Exchange Commission

George H. Cave, Esq.

Judy A. Boyle, Esq.

ON Semiconductor Corporation